UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN
Date:   June 23, 2010

By: __/s/ Jennifer Ting________
          Jennifer Ting
          Secretary of the Master Savings Plan Committee

EXHIBIT INDEX

23	Consent of the Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2009 and 2008, Supplemental
Schedules as of and for the Year Ended
December 31, 2009, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements as of and for the Years Ended December 31, 2009 and 2008	4-10

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	11

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2009	12

 NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Trustees of
The Procter & Gamble Commercial Company
Employees’ Savings Plan
San Juan, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
San Juan, Puerto Rico
June 22, 2010

Stamp No. 2524823
affixed to original.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

Cash and cash equivalents	$ 2,847	$ 7,990
Investments — at fair value:
The Procter & Gamble Company common stock — 227,635 shares
(cost, $9,903,225) at December 31, 2009; 159,599 shares
(cost, $7,941,702) at December 31, 2008	13,801,483	9,866,438
The JM Smucker Company common stock — 808 shares
(cost, $26,705) at December 31, 2009; 837 shares
(cost, $27,337) at December 31, 2008	49,897	36,282
Mutual funds	9,629,767	6,327,714
Participant loans	85,102

Total assets	23,569,096	16,238,424

LIABILITIES — Excess contributions payable	13,280	39,704

NET ASSETS AVAILABLE FOR BENEFITS	$ 23,555,816	$ 16,198,720

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Contributions:
Participant contributions	$ 1,058,227	$ 1,143,375
Employer contributions	314,940	333,333

Total contributions	1,373,167	1,476,708

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	2,026,008	(4,327,818)
Dividends	446,983	459,400
Interest	4,635	15,372

Net investment income (loss)	2,477,626	(3,853,046)

DEDUCTIONS:
Benefits paid to participants	2,234,574	563,772
Administrative expenses	125	-

Total deductions	2,234,699	563,772

TRANSFERS FROM OTHER QUALIFIED PLANS	5,741,002	-

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
FOR BENEFITS	7,357,096	(2,940,110)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,198,720	19,138,830

End of year	$ 23,555,816	$ 16,198,720

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial, LLC, Olay LLC and Procter & Gamble Pharmaceuticals Puerto Rico LLC (collectively, the “Companies”), indirect wholly owned subsidiaries of The Procter & Gamble Company (the “Ultimate Parent”). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico, have completed one year of service and be age twenty-one or older. The Procter & Gamble Master Savings Plan Committee controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the year ended December 31, 2009, the Plan was amended as follows:

·
Effective September 4, 2009, the assets of the Puerto Rican participants in The Gillette Company Employees’ Savings Plan (the “Gillette Plan”), another qualified plan sponsored by affiliates of the Companies, were merged with and into the Plan.  Net assets received from the Gillette Plan amounted to $5,386,026.  The Plan was further amended to reflect certain provisions applicable to accounts transferred from the Gillette Plan.

·
The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by affiliates of the Companies, transferred balances for terminated Puerto Rican employees who were not eligible for retiree medical coverage under the Companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Net assets received from the Gillette ESOP amounted to $354,976 during the year ended December 31, 2009.

·
Effective October 31, 2009, all participants terminating employment with Procter & Gamble Pharmaceuticals Puerto Rico LLC in connection with the sale of the pharmaceutical business of the Ultimate Parent to a third party, became 100% vested in their account balances as of the effective date of the sale.

Contributions — Each year, participants may contribute up to 10 percent of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and, (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies’ contributions are automatically invested in The Procter & Gamble Company common stock. The Plan currently offers six mutual funds (including a money market mutual fund) as investment options for participants.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants — New loans to participants are not permitted under the Plan. Participants loans included in the accompanying statement of net assets available for benefits represent outstanding loans granted to participants of the Gillette Plan prior to its merger with the Plan.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $40,871 and $20,473, respectively. These accounts can be used to reduce future employer contributions. Employer contributions were reduced for the year ended December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

    Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investments in
    The Procter & Gamble Company and The J.M. Smucker Company common stock are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to the accounts of participants withdrawing from the Plan, but that have not yet been paid, were approximately $205,000 at December 31, 2009.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan unless paid by the Companies as provided in the Plan document.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) limits. As of December 31, 2009 and 2008, net assets available for benefits included approximately $13,000 and $40,000, respectively, payable to certain active participants for excess deferral contributions. Excess contributions are recorded as benefit payments when distributed.

Subsequent Events — Management has evaluated subsequent events occurring between December 31, 2009 and June 22, 2010, the date the financial statements were issued, and there are none to report.

Fair Value Measurements — Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) No. 820 — Fair Value Measurements and Disclosures (formerly FASB Statement No. 157, Fair Value Measurements), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

·	quoted prices for similar assets or liabilities in active markets;

·	quoted prices for identical or similar assets or liabilities in inactive markets;

·	inputs other than quoted prices that are observable for the asset or liability;

·	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008:

	Assets Measured at Fair Value at December 31, 2009

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$2,847	$-	$-	$2,847
Mutual funds:
Money Market	1,438,324			1,438,324
Equity	5,113,222			5,113,222
Fixed Income	896,988			896,988
Balanced	2,181,233			2,181,233
Common stock	13,851,380			13,851,380
Participant loans			85,102	85,102

Total assets at fair value	$23,483,994	$-	$85,102	$23,569,096

	Assets Measured at Fair Value at December 31, 2008

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Money Market Mutual Fund	$588,710	$-	$-	$588,710
International Equity Mutual
Fund	587,018			587,018
US Equity Mutual Fund	2,731,696			2,731,696
US Fixed Income Mutual
Fund	532,996			532,996
Balanced Mutual Fund	1,887,294			1,887,294
Common stock	9,902,720			9,902,720
Time deposits	7,990			7,990

Total assets at fair value	$16,238,424	$-	$-	$16,238,424

The following table sets forth a summary of the changes in fair value of the Plan's level 3 investment assets for the year ended December 31, 2009:

Participant
Loans

Balance — beginning of year	$-

Realized gains (losses)
Unrealized gains (losses) relating to instruments
still held at the reporting date
Purchases, sales, issuances, transfers and settlements (net)	85,102

Balance — end of year	$85,102

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds — Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans — Valued at amortized cost, which approximates fair value.

The Plan’s management believes its valuation methods are appropriate and consistent with those of other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, are as follows:

	2009	2008

The Procter & Gamble Company common stock — 227,635
and 159,599 shares, respectively (1)	$ 13,801,483	$ 9,866,438
Oakmark Equity & Income Fund I — 85,405.30
and 87,536.82 units, respectively	2,181,233	1,887,294
Royce Low Priced Stock Fund — 102,584.03
and 96,226.19 units, respectively	1,441,267	881,432
BlackRock S&P 500 Stock Fund (formerly
Barclays Global Investor S&P 500 Stock Fund)
21,053.29 and 17,155.90 units, respectively	2,810,366	1,850,264
JP Morgan Prime Money Market Fund (2)	1,438,324

(1) Nonparticipant directed and represents a party-in-interest to the Plan.
(2) Party-in-interest to the Plan.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common stock	$ 437,411	$ (1,774,422)
Mutual funds	1,588,597	(2,553,396)

Net appreciation (depreciation) in fair value of investments	$ 2,026,008	$ (4,327,818)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (the common stock of The Procter & Gamble Company) as of December 31, 2009 and 2008, and for the years then ended is as follows:

	2009	2008

Net assets — The Procter & Gamble Company
common stock	$ 13,801,483	$ 9,866,438

Changes in net assets:
Contributions	$ 777,793	$ 838,863
Net appreciation (depreciation) in fair value of investments	422,309	(1,768,118)
Dividends	312,600	237,228
Benefits paid to participants	(1,607,625)	(364,930)
Net transfers to participant-directed investments	(33,280)	(56,065)
Loan repayments	613
Transfer in from another qualified plan	4,063,489
Other disbursements	(854)	(45)

Net change	3,935,045	(1,113,067)

The Procter & Gamble Company common stock —
beginning of year	9,866,438	10,979,505

The Procter & Gamble Company common stock — end of
year	$ 13,801,483	$ 9,866,438

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan. JP Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, transactions with JP Morgan related entities qualify as party-in-interest transactions. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan. Fees paid by the Plan for investment management and trustee services were not significant for the years ended December 31, 2009 and 2008.

At December 31, 2009 and 2008, the Plan held 227,635 and 159,599 shares, respectively, of the Ultimate Parent’s common stock, with a cost basis of $9,903,225 and $7,941,702, respectively. Related dividend income for the years ended December 31, 2009 and 2008, amounted to $312,600 and $237,228, respectively.

6.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC, as amended. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 9,903,225	$ 13,801,483

The J.M. Smucker Company		Common stock	**	49,897

Oakmark Equity & Income Fund I		Mutual fund	**	2,181,233

Royce Low Priced Stock Fund		Mutual fund	**	1,441,267

Pimco Total Return Institutional
Fund		Mutual fund	**	896,988

Fidelity Diversified International
Fund		Mutual fund	**	861,589

BlackRock S&P 500 Stock Fund		Mutual fund	**	2,810,366

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	1,438,324

JP Morgan Chase Bank	*	Deposit	**	256

Banco Popular de P.R.		Time deposit open account
(Time Deposit)	*	bearing interest at a variable rate
		(0.23% at December 31, 2009)	**	2,591

Participants loans	***			85,102

Total				$ 23,569,096

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
*** 18 loans were outstanding at December 31, 2009, bearing interest at rates ranging from 4.25% to 9.25%.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
				Current
				Value of
				Asset on	Net
	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble Company common stock *	$ 1,826,875	$ -	$ 1,826,875	$ 1,826,875	$ -

The Procter & Gamble Company common stock *		1,198,027	1,136,426	1,198,027	61,601

JP Morgan Prime Money Market Fund *	826,093	-	826,093	826,093	-

* Party-in-interest.